SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 July 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Director Declaration dated 26 July 2024

Exhibit No: 99.1

26 July 2024

InterContinental Hotels Group PLC

Director Declaration

Notification pursuant to LR 9.6.14(R)

InterContinental Hotels Group PLC (IHG or the "Company") announces in accordance with LR 9.6.14(2) that Daniela Barone Soares, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Bunzl plc, with effect from 16 December 2024.

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	26 July 2024